SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 2 May 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 2 May 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 2 May 2006

Recent Announcements to the London Stock Exchange

DATE	DETAILS

27.4.06	Directors interests- Lapse of certain Executive Options

10.4.06	Directors Interests - Share Incentive Plan - monthly update

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 2 May 2006

27 April 2006

National Grid plc (National Grid)

Notification of Changes in Directors’ Interests

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Executive Share Option Plan- Lapse of options

Options were granted to directors under the National Grid Executive Share Option Plan as follows:

Director	Date of Grant	Number of shares over which options granted
Edward Astle	6.9.2001	193,952
Steven Holliday	18.6.2001	71,936
Mike Jesanis	18.6.2001	51,169
Roger Urwin	18.6.2001	133,214
Nick Winser	18.6.2001	24,156

These options were subject to a performance condition which was required to be met as a condition of exercise. This performance condition required TSR, measured over a period of three years beginning with the financial year in which the option was granted, to be at least median compared to a comparator group of companies.

For these options granted in 2001, this performance condition was not satisfied at the end of the first three years of the performance period. It has subsequently been retested as at 31 March 2005 and 31 March 2006, and as a result the options have lapsed in full.

The total share interests of the above directors, following these changes, are:

1.	Mr E M Astle	590,885
2.	Mr S J Holliday	487,554
3.	Mr M Jesanis	397,217
4.	Dr R J Urwin	1,368,004
5.	Mr N P Winser	388,426

National Grid plc (NG)

Monday 10 April 2006

NG SHARE INCENTIVE PLAN (the “SIP”)

(Notification of Directors’ Interests, pursuant to Section 324(2) of the Companies Act 1985)

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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 44,703 NG ordinary shares under the scheme was confirmed by the Trustee on Friday 7 April, the shares having been purchased in the market on 7 April 2006, at a price of 571 pence per share, on behalf of some 2,800 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	22 Ordinary Shares	559,490 Ordinary Shares
Roger Urwin	22 Ordinary Shares	1,501,218 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)